Exhibit 99.1

SIGMA LITHIUM ANNOUNCES FINAL INVESTMENT DECISION AND INITIATION OF CONSTRUCTION TO DOUBLE PRODUCTION CAPACITY TO 520,000t/y

Reports Unaudited Financial Information For 4Q23 And Full Year 2023

(All Figures in US$)

FINAL INVESTMENT DECISION: CONSTRUCTION OF PHASE 2 INDUSTRIAL PLANT

•	Sigma Lithium announces that it concluded the Final Investment Decision to double production of its unique Quintuple Zero Green Lithium from current 270,000t/y to 520,000t/y.

•	The Board of Directors approved the initiation of construction of a second line of its Greentech Industrial Plant (“Phase 2 Industrial Greentech Plant”) expanding capacity by 250,000t/y, with Capex of $100mm (FEL3)

▪	Sigma had already been awarded a full environmental license to build and operate the Phase 2 Industrial Plant in 1Q24

•	The Company is in process to start construction activities on site this month for earth civil works, foundation, and infrastructure installation mobilizing equipment and approximately 200 workers.

•	Company plans to commission the Phase 2 Industrial Plant by year-end 2024 and first production is expected in the first quarter of 2025.

•	The Company has all the funds to meet the anticipated funding requirements under its proposed construction plans and schedule:

▪	Sigma Lithium cash balance as of March 30, 2024 is $109.4 million.
▪	Capex is anticipated to be fully funded given cash balance, unused trade finance lines and expected free cash flow generation.
▪	Brazilian National Development Bank (BNDES) letter of intent is expected to provide incremental financing flexibility later in the year, when it becomes final – reimbursing the capex post disbursement, as customary with BNDES development credit.

2023 TRANSFORMATIONAL YEAR: BECAME A MAJOR LITHIUM PRODUCER

•	Sigma Lithium was transformed from a construction site into the world’s 6th largest global integrated producer of lithium concentrate.

▪	Greentech Plant completed its ramp-up cycle to design capacity of 270,000t/y in the fourth quarter, marking a successful completion of the Company’s first operational year.
▪	Sigma Lithium reports unaudited full year 2023 revenue of USD $135.1m
▪	2023 realized premium annual average price for concentrate of $1,321/tonne. Average realized price of concentrate sold in 4Q23 of $1,067/tonne.
▪	Please also refer to the link here for updated videos of the current activities at the site

•	Sigma Lithium became the world’s 4th largest lithium industrial complex after approximately 60,000m 2023 campaign.

▪	Delivered substantial NI 43-101 resource growth of 30% to 109Mt and a further expected mineral resource increase of 37% to 150Mt.

•	Low production cost resulting from increased throughput and overall expenses discipline led to significant financial margins and the ability to generate free cash flow (FCF).

▪	FY23 Adjusted EBITDA of $49.1m, representing a margin of 36.4%. FY23 EBITDA of $24.5m
▪	4Q23 $29m of FCF generation.

•	4Q23 cash operating costs of $549/tonne FOB Vitoria, and pro forma of $455/tonne FOB Vitoria.

SÃO PAULO – (April 1, 2024) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced lithium concentrate, today announced the Company’s Board of Directors has made a Final Investment Decision (“FID”) to double production of its unique Quintuple Zero Green Lithium from current 270,000t/y to 520,000t/y. The Board of Directors approved the initiation of construction of a second line of its Greentech Industrial Plant (“Phase 2 Industrial Greentech Plant”) with Capex of $100mm (FEL3).

Sigma Lithium is also releasing its unaudited financial information for the fourth quarter and full year ended December 31, 2023.

PHASE 2 FINAL INVESTMENT DECISION ($ USD)

The capital expenditure (“Capex”) for Phase 2 Industrial Greentech Plant is targeted to be USD $100 million, aiming to increase the Company’s total annual lithium capacity by 250,000 tonnes of Quintuple Zero Green Lithium to 520,000 tonnes in 2025. Combined, Sigma Lithium would produce enough lithium concentrate to power roughly 1.8 million electric vehicles(3).

The Company is also pleased to announce that it shall commence mobilization for construction on site of approximately 180 workers and construction equipment to build the earthworks, foundation and infrastructure installation of its Greentech dense media separation production plant (the “Production Plant“). The Company has quoted FEL3 the critical long lead items required for the Project and begun planning orders from respective suppliers to secure manufacturing timetables.

Completion of this stage of the construction civil works (earthworks and the concrete plant drainage channels and civil works) is expected to be concluded within approximately six months, by the Brazilian construction firm of Promon Engenharia Ltda. (“Promon“), which successfully constructed the Phase 1 Industrial Greentech Plant and delivered it on time and on budget.

The Company is also announcing that it has identified approximately 35 critical long lead items required for the Project and plans to begin ordering them from respective suppliers, placing deposits to secure manufacturing timetables. Prices and FEL-3 quotes for these long lead items have been in line with the FEL-2 capex estimates in the feasibility study included in the Company’s most recently filed technical report.

The total build and commissioning timeline for Phase 2 Industrial Greentech Plant is expected to be approximately 10 months. With earthworks commencing in April, the Company expects construction and assembly on an accelerated plan to begin in 4Q24.

▪	This would lead to first commercial production thereafter.
▪	Phase 2 flow sheet will be modified to incorporate the improvements to the Company’s industrial cleantech implemented during current operations to optimize processes.
▪	This should also translate into a faster commissioning and ramp schedule of the Phase 2 Industrial Greentech Plant.

Sigma Lithium plans to finance the capital expenditures laid out in Figure 1 below with cash on hand and expected free cash flow generation from future shipments of lithium concentrate.

•	As of March 30, 2024, the Company had USD $109 million in cash and cash equivalents, covering the $100 million capex budget.
•	Supplementing Sigma Lithium’s current cash balance is anticipated future cash flow generation, as current market prices afford the Company substantial opportunity to accrue cash with each additional shipment of its Quintuple Zero Green lithium concentrate.
•	The letter of intent issued by the BNDES to Sigma Brazil provides additional financial flexibility, as it can reimburse the capital expenditures, as they are incurred through the construction and commissioning cycle.

ADDITIONAL STAGES OF CONSTRUCTION

Phase 2 Industrial Greentech Plant has been designed to produce up to 250,000 tonnes per annum of high purity 5.5% chemical grade coarse lithium concentrate (“Quintuple Zero Green Lithium“), equivalent to approximately 34,000 tonnes per year of lithium carbonate equivalent (“LCE“).

The Company´s Board of Directors has approved an initial total of USD $8.4 million of construction disbursements, to be entirely funded from the Company´s cash and construction savings account. The approvals include:

•	Execution of civil works of earth moving for foundations, land adaptation and protective drainage of the construction site of the Production Plant.
•	Continuity of certain construction-related engineering services throughout the second quarter of 2023.

The Company is currently negotiating an agreement for the engineering, procurement, and construction management of the Production Plant and associated infrastructure with Promon.

Company Co-Chairperson and CEO Ana Cabral stated: "2023 marked an incredible year for Sigma Lithium and the culmination of nearly a decade of hard work by the Sigma Lithium team. The Company is delighted to announce that it concluded its first year of production with positive cash adjusted EBITDA and cash operating profit, despite the sharp decline in lithium prices during 2023. This is a testament to our financial discipline in managing production costs. Irrespectively of the market, Sigma Lithium is a low-cost producer of a superior product with measurable “value in use” that brings cost savings for its clients.

“It is a tremendous milestone for Sigma Lithium to initiate the construction of the Phase 2 Industrial Plant, we proved the capabilities of our highly experienced project and technical teams to significantly advance Sigma Lithium’s operations. Our team has worked tirelessly this year on several fronts including detailed engineering and pre-construction, while tackling the successful commissioning and ramp up of Phase 1 Greentech Plant to full scale design capacity. Following the completion of the front-end engineering and design and environmental licensing, we have been able to quote FEL-3 Capex in line with our FEL-2 estimates in our pre-feasibility study. This ability to deliver simultaneously on many fronts is the hallmark of our teams at Sigma.”

“By advancing the Phase 2 construction schedule as planned, Sigma Lithium is in a position to generate cashflow while delivering large quantities of low cost chemical grade lithium concentrate at a critical supply juncture for the lithium market and the battery industry, given focus on achieving price parity between EVs and ICE cars, lowering production costs. Customer demand has been beyond the quantities produced by Phase 1, as indicated by the premiumization of our Lithium. The high-quality of our lithium products offer great commercial advantages due to their high-purity, low levels of iron and alkalines and coarse particle size. In the current price environment, the Company is in the perfect position to gain market share creating value for our shareholders and, resulting from our consistent production profile, maximum commercial flexibility resulting from freely available units and low-cost operating model,” Ana concluded.

Figure 1: Phase 2 project capex as compared to Phase 1 expenditures.

Capex (million USD)	Phase 1	Phase 2
Industrial Site Construction	16.600	16.423
Earthworks	7.200	7.200
Infrastructure	9.400	9.223
Industrial Plant	68.689	61.811
Crushing System	19.933	21.222
DMS System	31.033	30.826
Assembly Direct and Construction Management	3.040	3.403
Civil Direct and Construction Management	6.632	5.411
Substation	8.051	949
Environmental	11.902	10.946
Water Recycling	3.259	3.089
Tailings Dry Stack	4.671	5.660
Sewage & Water	3.972	2.196
R&D Engineering Design	9.144	5.019
Engineering	9.144	5.019
Construction Management	6.465	6.388
Construction Management	5.708	5.476
Procurement	757	913
(=) Construction Capex	112.800	100.588

SIGMA LITHIUM ANNOUNCES DELAY IN FILING ANNUAL CONTINUOUS DISCLOSURE DOCUMENTS DUE TO MOVE TOWARD COMMERCIAL PRODUCTION

Sigma Lithium announces that there will be a delay in the filing of its annual information form, its audited consolidated financial statements for the year ended December 31, 2023 and the related management’s discussion and analysis, and its annual report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F“) containing such documents (collectively, the “Annual Filings“), which were due on March 31, 2024.

The delay is due to the additional audit procedures required because of the initiation of commercial production in early 2023 and the ensuing hybrid reporting of non-operating and operating quarters. The Company is making every effort, diligently and expeditiously with its auditors to complete the work necessary to finalize the 2023 audit of the Company’s financial statements for the year ended December 31, 2023.

To keep the market updated, Sigma Lithium is publishing summary unaudited financial information for 4Q24 and FY23 and will also hold a public conference call on April 1, 2024. Management believes there will be no significant changes to the financial results upon completion of the audit. The publication date of the 2023 Financial Statements will be updated in the next weeks.

Until the Annual Filings are made, management and other insiders of Sigma Lithium are subject to a black-out period and prohibited from trading.

KEY UNAUDITED PERFORMANCE METRICS AND FINANCIAL INFORMATION FOR QUARTER AND FULL YEAR ENDED 31 DECEMBER 2023 ($ USD)

(USD 000 unless in tonnes)	Unit	Q4 2023	FY 2023
Concentrate produced	tonnes	59,938	105,141
Concentrate sold	tonnes	64,670	102,535
Average realized selling price	US $/t	$1,067	1,321
Pro Forma Revenue (4)	$000s	$67.5	N/A
Reported Revenue	$000s	$37.7	$135.1
Unit operating cost (1)	US $/t	$478	$560
EBITDA (5)	$000s	$-4.5	$24.5
Pro Forma EBITDA (6)	$000s	$25.5	N/A
Adjusted EBITDA (7)	$000s	$31.3	$49.1
Net Income	$000s	$-9.5	$-28.3
Cash and Cash Equivalents	$000s	$48.5	$48.5

Sigma Lithium continued to ramp production through the fourth quarter, hitting a more consistent sales cadence of its Quintuple Zero Green Lithium concentrate (zero tailings dams, zero hazardous chemicals, zero coal power, zero potable water, zero net-carbon). This ramp included a full month of December production which averaged nameplate capacity at its Greentech beneficiation plant, marking a major milestone for the Company. In total, Sigma Lithium sold over 102,500 tonnes of concentrate in 2023, driving revenues of $135.1mn (C$181.2mn). The top line results reflect an average realized price for concentrate of $1,321/tonne.

During the fourth quarter, Sigma Lithium made three shipments of Quintuple Zero Green Lithium concentrate, totaling 64,670 tonnes. These shipments generated revenues of $67.5 million (C$91.2 million). The average realized price of concentrate shipped in the fourth quarter was $1,067/tonne accordingly.

Reported revenues in the fourth quarter were impacted by an adjustment of approximately $30 million (C$40.2 million). This adjustment resulted from:

▪	the provisional floating price structure of the of the Company’s commercial agreements (in September indexed to 9% of LME lithium hydroxide);

▪	the quotational period for the final price is approximately 2 months after shipment date. Such period had not yet been completed at the end of third quarter 2023;

▪	the sharp decline in lithium prices that took place during that quotational period.

4Q FOB Cost to COGS Bridge	(US$) / t
Reported FOB Vitoria	$549
(-) Commissioning related expenses	$(94)
Pro Forma FOB Vitoria	$455
(-) Freight & Transport	$71
Pro Forma Plant Gate	$384
Freight & Transport	71
Royalties	16
D&A	50
4Q Recurring Reported COGS/t	$521

Cash unit operating costs(1) for lithium concentrate produced at the Company’s Grota do Cirilo operations in the fourth quarter averaged $478/tonne. The 4Q cash cost FOB Vitoria (which includes transportation and port charges) averaged $549/tonne (or $565/tonne with royalties). Costs were impacted by non-recurring commissioning related expenses in November. On a recurring, pro forma, basis, Sigma Lithium estimates its cash operating costs for 4Q23 averaged $384/tonne, or $455/tonne FOB Vitoria. While month-to-month variability in costs is to be expected, there are several reasons to be encouraged by the progress, and the Company expects additional traction on lowering its operating costs per tonne from the reported levels. Accordingly, Sigma Lithium has guided unit cash operating costs FOB Vitoria to be $420/tonne for the third quarter of 2024.

For full year 2023, EBITDA(5) totalled $24.5mn (C$32.9mn). This number excludes a $35.0 million (C$47.0 million) non-cash, stock-based compensation.

Sigma Lithium delivered an adjusted EBITDA of $49.1 million (C$66.0mn), reflecting a margin of 36.4%. An additional adjustment of $24.5 million (C$33.1 million) resulting from non-recurring operational expenditures, including those associated with the commissioning engineering team and ongoing strategic review. The Company is pleased to have ended its first year of production with positive cash adjusted EBITDA and cash operating profit, despite the sharp decline in lithium prices during 2023. Reported net income for the year was -$28.3mn, or -C$37.9mn.

Adjusted EBITDA for the fourth quarter totaled $31.3 million (C$41.9mn). This number excludes the $30mn adjustment associated with the provisional price settlement of our September shipment, $5.8 million (C$7.8 million) of non-recurring expenditures, including those associated with the ongoing strategic review, and a $0.3 million headwind from stock-based compensation. The Company views this as the best indication of the profitability of business conducted in the fourth quarter. Net income in the quarter totaled -$9.5 million, or -$0.08 per diluted share outstanding.

OPERATIONAL UPDATE

Sigma Lithium built on the operational progress achieved in the third quarter. Sigma Lithium’s Greentech plant ended the year with production for the month of December sustaining annualized nameplate capacity of 270,000.

The Company continues to take additional steps to boost plant efficiency and maintain nameplate capacity in 2024. It has been meeting delivery schedules each 30 to 35 days. All in, Sigma Lithium produced over 105,000 tons of lithium concentrate in its first calendar year of operations. In the first quarter to March 30, it has produced 52,800 tonnes.

The Company is taking proactive measures to manage costs and bring operating leverage in line with its new goals. At the Greentech Plant, the operations team is replacing expensive contract labor with in-house, trained, salaried employees and is working to optimize its maintenance schedules. Logistics and operations are also diversifying our service providers to drive additional savings. With recurring production costs in 4Q of $455/t FOB Vitoria, the Company believes it has a very credible path to achieving its $420/t FOB Vitoria target for 3Q24.

BALANCE SHEET & LIQUIDITY

Net Debt ($ USD 000)	30-Mar-24
Cash & Cash Equivalents	$109,500
Short Term Liabilities
Export Trade Lines & Other	$90,184
Long Term Liabilities
Shareholder Debt	$100,526
Development Bank	$10,015
Net Debt as of March 30, 2024	$(91,225)

Sigma Lithium ended the fourth quarter with $48.5 million (C$64.4 million) in cash and cash equivalents. This represents a build from the $28 million in cash at the quarter ended September 30, 2023. As of year end, the Company had $129 million (C$171 million) in short and long-term loans and export prepayment liabilities. As of March 30, 2024, the Company has $89 million in unutilized available liquidity through trade finance agreements, up from $10mn at year-end 2023. Cash and cash equivalents as of March 30, 2024 totaled USD $109.5 million.

Capital expenditures during the fourth quarter were $6.5 million as the Company made incremental investments to its Greentech Plant to boost its efficiency. With operating leverage improved through the quarter and a regular shipping cadence established, the Company was able to generate nearly $30 million in free cash flow in 4Q23.

CONFERENCE CALL INFORMATION

The Company will conduct a conference call to discuss its financial results for the fourth quarter and full year 2023, at 10:00 a.m. EST on Monday, April 1, 2024. Participating on the call will be Co-Chairperson and Chief Executive Officer, Ana Cabral. To register for the call, please proceed through the following link. Register HERE.

UNAUDITED FINANCIAL INFORMATION FOR 4Q23 and FY2023

The results and financial information contained in this presentation have been based on unaudited financial statements of the Company. The Company does not anticipate that it will be necessary to adjusts or make material changes to the unaudited information disclosed herein. However, adjustments and modifications to the Financial Statements and MD&A may be made up to the date of issuance, which may result in differences in this unaudited financial information.

The Company does not expect material subsequent events that would change the value of its assets and liabilities or the results of its operations for the year ended December 31, 2023. We recommend the users of this information to review the Company' audited Consolidated Financial Statements, accompanied by the independent auditors' report as soon as such information is disclosed.

QUALIFIED PERSON

The technical and scientific information in this news release has been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company is currently working to expand production via a Phase 2 concentrate line and associated mine which would add another 250,000 tonnes of annual Quintuple Zero Green Lithium capacity. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs & Strategic Development
+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

Endnotes:

(1)	Unit Cash Operating Costs per tonne include mining, processing, crushing, and site administration expenses. When shown as Free on Board (FOB), these expenses include transport and port charges. For clarity, inventory adjustments, by-product credits, non-site G&A, carbon credits, and royalty costs are excluded.

(2)	Pro forma cash operating costs per tonne are based on the formula laid in note (1), but excludes $94/tonne in non-recurring commissioning related expenses which registered in 4Q.

(3)	Assumes 50kg average battery pack size and 7.25 tonnes of Sigma spodumene concentrate per tonne of chemical

(4)	Pro Forma revenue for the fourth quarter considers the revenues of product shipped in the fourth quarter, absent the $30mn headwind from provisional price adjustment to our September 2023 shipment. The Company views this as a more accurate representation of the revenues of the business conducted in 4Q 2023.

(5)	EBITDA is calculated as Company operating profit excluding stock-based compensation expense.

(6)	Pro Foma EBITDA is calculated as Company operating profit excluding stock-based compensation expense and the provisional price adjustment associated with the September 2023 shipment.

(7)	Adjusted EBITDA is calculated as Company operating profit excluding stock-based compensation expense, the provisional price adjustment associated with the September 2023 shipment and non-recurring general & administrative expense.

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.